October 26, 2021

VIA EDGAR

Matthew Crispino

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AltEnergy Acquisition Corp.

Registration Statement on Form S-1

File No. 333-258594

Dear Mr. Crispino:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of AltEnergy Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on October 28, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Morrison Cohen LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 670 copies of the preliminary prospectus dated October 21, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	President, Head of Capital Markets

[Signature Page to Underwriters’ Acceleration Request Letter]